UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 000-26538

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCORE MEDICAL CORPORATION

401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCORE MEDICAL CORPORATION

9800 METRIC BOULEVARD

AUSTIN, TEXAS 78758

Page

Independent Auditors’ Report	1

Statement of Net Assets Available for Benefits, December 31, 2001 and 2000	2

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2001	3

Notes to Financial Statements	4

Supplemental Schedule—Assets Held for Investment Purposes at End of Year, December 31, 2001	9

Signatures	10

Exhibit Index	11

Exhibit 23.1—Consent of Independent Accountants	12

Exhibit 99.1—Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Kenneth W. Davidson	13

Exhibit 99.2—Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by August Faske	14

Independent Auditors’ Report

To The Plan Administrative Committee

Encore Medical Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Encore Medical Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, as listed in the accompanying index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at End of Year (December 31, 2001) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

/s/ HELIN, DONOVAN, TRUBEE & WILKINSON, LLP

Austin, Texas

August 28, 2002

ENCORE MEDICAL CORPORATION 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	December 31,
	2001	2000
ASSETS
Investments, at fair value:
Money market account, at stated value	$232,042	$152,380
Collective trusts, at stated value	326,428	328,295
Mutual funds, at quoted value	2,037,971	2,667,491
Common stock of Encore Medical
Corporation, at quoted value	560,935	182,112
Loans to participants, at stated value	149,583	153,207

	3,306,959	3,483,485

Receivables:
Employer contribution	8,181	9,319
Participant contributions	9,696	11,734

Total receivables	17,877	21,053

TOTAL ASSETS	3,324,836	3,504,538
LIABILITIES
Accrued liabilities	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$3,324,836	$3,504,538

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Year Ended December 31, 2001

ADDITIONS:
Additions to Net Assets attributed to:
Investment Income:
Net depreciation in fair value of investments	$(490,356)
Interest	23,985

Total Investment Income	(466,371)

Contributions
Participants	328,131
Employer	264,220

Total Contributions	592,351

TOTAL ADDITIONS	125,980

DEDUCTIONS:
Deductions from Net Assets Attributable to:
Benefits paid to Participants	304,182
Administrative expenses	1,500

Total Deductions	305,682

NET DECREASE	(179,702)
Net Assets Available for Benefits:
BEGINNING OF YEAR	3,504,538

END OF YEAR	$3,324,836

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN

The following description of the Encore Medical Corporation (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement or Summary Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit-sharing plan with 401(k) option covering all employees of the Company who are at least 21 years of age, who are not covered by a collective bargaining agreement and who are not non-resident aliens who receive no U.S. earned income from the Company. The Plan allows for participant entry on either January 1 or July 1 of each plan year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2002, the Plan was merged with Chattanooga Group, Inc. Employees’ Savings 401(k) and Profit Sharing Plan after Chattanooga Group, Inc. was acquired by the Company. The Plan did not change as a result of this merger, other than by increasing the number of participants and assets available for benefits.

In 2002, the Plan was amended to adopt the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The EGTRRA changes provided for catch-up contributions for participants over 50 years of age, increases the maximum annual deferral rate to 100% of pre-tax annual contribution, and changed the vesting schedule for matching contributions to six years.

Contributions

Each year, participants may contribute up to the lesser of 100% of their eligible compensation or the maximum amount allowed by law (currently $11,000 for 2002 and $12,000 for 2002) of pretax annual compensation, as defined in the Plan. This Plan also allows for catch-up contributions for participants over 50 years of age. Participants may also contribute amounts representing distributions (rollovers) from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, a collective trust, a money market fund and common stock of the Company as investment options for participants.

The Company may make annual discretionary contributions in an amount determined at each plan year end by the Board of Directors. For 2002, the Company has elected to match 50% of the first 6% of each participant’s elective contributions. The Company may also make a profit sharing contribution at the direction of the Board of Directors. No profit sharing contributions were made in 2002. Contributions are subject to certain limitations.

ENCORE MEDICAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence. In most cases repayment of the loan will be made through after-tax payroll deductions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service as summarized as follows:

Years of Service	Vested Percentage
Less than one year	0%
One year	25%
Two years	50%
Three years or more	100%

Participants will become fully vested in the Company’s contributions upon termination of the Plan.

Payment of Benefits

Benefits become available to participants on the earliest of three events: (1) Termination of employment, (2) Death of the Participant (benefits are payable to the participant’s spouse or beneficiary), (3) Disability of the Participant, or (4) Upon the Participant’s retirement.

Upon termination of employment, if the participant’s vested account balance is less than $5,000 the benefit will be paid in a lump sum. If the participant’s account balance exceeds $5,000 the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.

ENCORE MEDICAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Payment of Benefits (continued)

On termination of service due to death prior to retirement the account balance is paid to the participant’s spouse or beneficiary as either a lump sum or as an annuity for the life of the spouse or beneficiary.

On termination of service due to retirement after age 59  1/2, and fulfillment of required participation time in the Plan, 100% of the Company contributions becomes immediately vested. The account balance is paid to the participant in a lump sum or as joint and survivor annuity. However, should a participant reach age 59  1/2 and not elect to terminate employment, the participant can take an in-service distribution from the vested accounts balance.

Forfeited Accounts

At December 31, 2001, forfeited non-vested accounts totaled $78,304. These accounts may be used to reduce future Plan administrative expenses and employer contributions, or may be allocated ratably to all participants. In 2001, forfeited non-vested were not used to reduce employer contributions.

Distributions During Employment

As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under certain circumstances (subject to the satisfaction of the Plan Administrator) that include the following:

•	Medical expenses,
•	Purchase of a principal residence,
•	Post secondary education for participant or their dependents, or
•	To prevent eviction from or foreclosure on the participants principal residence.

Plan Expenses

The expenses of operating and maintaining the Plan have been paid by the Company and through utilization of forfeited accounts. In the event the Company does not continue to pay the Plan expenses, the Plan expenses will be paid by the Plan and charged on a pro-rata basis to the value of the participants account balances.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

ENCORE MEDICAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

NOTE C—INVESTMENTS

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2002 and 2001:

	December 31,
	2001	2000
Collective Trusts, at Fair Value
Wells Fargo S&P Index Fund	$326,428	$328,295
Mutual Funds, at Fair Value
Strong—Government Securities Fund	240,368	187,651
Neuberger Berman—Genesis Trust	341,874	241,252
INVESCO Strategic Portfolio Technology Fund	467,625	964,132
Corporate Common Stock of Plan Sponsor
Encore Medical Corporation (not restricted)	$560,935	$182,112
Money Market
Wells Fargo Money Market Fund	$232,042	$150,380

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $490,000, as follows:

Mutual Funds	$(726,000)
Collective Trusts	(41,000)
Corporate Common Stock of Plan Sponsor	277,000

Investments	$(490,000)

ENCORE MEDICAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE D—RELATED PARTY TRANSACTIONS

The Company paid certain Plan expenses totaling approximately $8,650 during 2001 for administrative fees and other charges from Wells Fargo, N.A. (the Plan Trustee).

Certain Plan investments are shares of mutual funds managed by the Plan Trustee. Therefore, these transactions qualify as party in interest transactions.

NOTE E—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE F—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Schedule H of Form 5500:

	12/31/01	12/31/00
Net assets available for benefits per the financial statements	$3,324,836	$3,504,538
Contributions receivable from employers	(8,181)	(9,319)
Contributions receivable from employees	(9,696)	(11,734)

Net assets available for benefits per Schedule H to the Form 5500	$3,306,959	$3,483,485

NOTE G—TAX STATUS

The Plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s third party administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE H—FIDELITY BOND

The plan was covered by a $1,000,000 fidelity bond during 2001.

ENCORE MEDICAL CORPORATION 401(K) PLAN

Supplemental Schedule-Assets Held for Investment Purposes at End of Year

December 31, 2001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value
	Money Market Funds
*	Wells Fargo, N.A.	Market Fund	$	**	232,042
	Collective Trusts
*	Wells Fargo, N.A. S&P 500 Index Fund	7,196 Shares		**	326,428
	Mutual Funds
	AIM High Yield	13,961 Shares		**	64,360
	Janus Global Technology Fund	9,662 Shares		**	117,292
	INVESCO Telecommunications Fund	5,286 Shares		**	87,848
	INVESCO Total Return Fund	4,089 Shares		**	102,261
	American Century Income & Growth Fund	658 Shares		**	18,007
	American AAdvantage International Equity Fund	7,156 Shares		**	101,335
	Strong Government Securities Fund	22,277 Shares		**	240,368
	Neuberger Berman Genesis Fund	11,744 Shares		**	341,874
	INVESCO Strategic Portfolio Technology Fund	14,358 Shares		**	467,625
	Scudder Growth & Income Fund	5,535 Shares		**	116,567
	Dreyfus Founders Balanced Growth Fund	19,340 Shares		**	203,653
*	Wells Fargo, N.A. Equity Value Fund	11,631 Shares		**	116,077
	Janus Twenty Fund	1,578 Shares		**	60,704

					2,037,971

	Corporate Common Stock
*	Encore Medical Corporation	196,268 Shares		**	560,935
*	Participant Loans	6.5% to 10.5%			149,583

		Total Investments	$		3,306,958

*	Party in Interest
**	Self-Directed Investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENCORE MEDICAL CORPORATION 401(K) PLAN

By: Plan Administrator of the Encore Medical Corporation 401 (k) Plan

Date: June 27, 2003	By:	/s/ HARRY ZIMMERMAN
Harry Zimmerman Plan Administrator

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1*	Consent of Independent Certified Public Accountants

99.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Kenneth W. Davidson

99.2*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by August Faske

*	Filed herewith.

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